10026772

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 24 2010
Washington, DC
110

SEC FILE NUMBER
8- 53339

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Harbor Funds Distributors, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 S. Wacker Drive, 34th Floor
(No. and Street)

Chicago	Illinois	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter Mierwinski — 312-443-4475 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

233 S. Wacker Dr.	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David G. Van Hooser, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Harbor Funds Distributors, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
JODIE L CROTTEAU
Notary Public - State of Illinois
My Commission Expires Sep 27, 2011

Signature

Chief Executive Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Harbor Funds Distributors, Inc.

Financial Statements and Other Financial Information

Year Ended December 31, 2009

Contents

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
Harbor Funds Distributors, Inc.

We have audited the accompanying statement of financial condition of Harbor Funds Distributors, Inc. (the Company) (a wholly owned subsidiary of Harbor Capital Advisors, Inc.) as of December 31, 2009, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Harbor Funds Distributors, Inc. at December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The other financial information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

Chicago, Illinois
February 16, 2010

Harbor Funds Distributors, Inc.

Statement of Financial Condition

December 31, 2009

Assets	
Cash and cash equivalents	$ 5,593,834
Due from affiliates	1,353,427
State income tax receivable	23,223
Prepaid expenses and other assets	131,901
Deferred tax asset	22,500
Total assets	$ 7,124,885
Liabilities and stockholder's equity	
Liabilities:	
Due to affiliates	$ 59,868
Accrued 12b-1 fees	2,070,575
Federal income taxes payable	587,538
Total liabilities	2,717,981
Stockholder's equity:	
Common stock, 1,000 shares authorized, issued, and outstanding	10
Additional paid-in capital	3,157,591
Retained earnings	1,249,303
Total stockholder's equity	4,406,904
Total liabilities and stockholder's equity	$ 7,124,885

See accompanying notes.

Harbor Funds Distributors, Inc.

Statement of Income

Year Ended December 31, 2009

Revenues	
Fees – 12b-1	$ 12,106,324
Dividend income	10,164
Total revenues	12,116,488
Expenses	
Fees – 12b-1	11,332,156
Filing fees	151,487
Other	126,192
Total expenses	11,609,835
Income before provision for income taxes	506,653
Provision for income taxes – current	191,000
Net income	$ 315,653

See accompanying notes.

Harbor Funds Distributors, Inc.

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2009

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balance at December 31, 2008	$ 10	$ 2,657,591	$ 933,650	$ 3,591,251
Net income	–	–	315,653	315,653
Capital contribution	–	500,000	–	500,000
Balance at December 31, 2009	$ 10	$ 3,157,591	$ 1,249,303	$ 4,406,904

See accompanying notes.

Harbor Funds Distributors, Inc.

Statement of Cash Flows

Year Ended December 31, 2009

Operating activities	
Net income	$ 315,653
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Due from affiliates	(567,820)
State income taxes receivable	8,321
Prepaid expenses and other assets	(10,570)
Due to affiliates	(199,830)
Accrued 12b-1 fees	1,029,005
Federal income taxes payable	167,500
Net cash provided by operating activities	742,259
Financing activities	
Capital contribution	500,000
Net cash provided by financing activities	500,000
Net increase in cash and cash equivalents	1,242,259
Cash and cash equivalents at beginning of year	4,351,575
Cash and cash equivalents at end of year	$ 5,593,834
Supplemental disclosures of cash flow information	
Cash paid during the year for income taxes	$ 14,680

See accompanying notes.

1. Significant Accounting Policies

Description of Business

Harbor Funds Distributors, Inc. (the Company) is a wholly owned subsidiary of Harbor Capital Advisors, Inc. (Harbor). The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and serves as the principal distributor of certain mutual funds where Harbor serves as the investment adviser.

Codification

The Company adopted Financial Accounting Standards Board (FASB) ASC 105, *The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles* (the Codification or ASC 105), which is a single source of authoritative nongovernmental U.S. generally accepted accounting standards (US GAAP). All previous US GAAP standards issued by a standard setter are superseded by the Codification. The adoption of ASC 105 had no impact on the Company's statement of financial condition or statement of income.

Cash Equivalents

The Company considers all short-term investments with a maturity of three months or less at the date of purchase and investments in money market mutual funds to be cash equivalents. Money market mutual funds are carried at market value based on the reported net asset value per share of the fund.

Due from Affiliates

The Company's due from affiliates balances are related to 12b-1 fees earned from Harbor Funds, a series of publicly offered U.S. mutual funds.

Revenue Recognition

12b-1 fee revenue is earned from Harbor Funds to cover allowable distribution and marketing expenses for those funds. The fee is 25 basis points on average daily net assets under management in the administrative and investor share classes of Harbor Funds, where applicable. 12b-1 fee revenue is recognized in the period services are rendered.

1. Significant Accounting Policies (continued)

A portion of the 12b-1 fees earned from Harbor Funds are paid to third-party broker-dealers who provide distribution, shareholder servicing and/or subaccounting and recordkeeping services to Harbor Funds shareholders on behalf of the Company. Payments to third-party broker-dealers are subject to contractual rates agreed to by the Company and the third party. Such expenses are recognized when incurred.

Dividend income is recorded when earned on money market fund investments.

Income Taxes

The consolidated results of Harbor, including those of the Company, are included in the consolidated federal income tax return of Robeco U.S. Holdings, Inc. (RUSHI), the parent of Harbor, along with certain other direct subsidiaries of RUSHI. Harbor and RUSHI have entered into a tax-sharing agreement whereby Harbor recognizes tax expense based on the contribution of Harbor to the consolidated taxable income or loss of RUSHI. To the extent RUSHI is required to make current tax payments, Harbor is required to pay RUSHI for its proportionate share of such payments. To the extent taxable losses from other members of the consolidated group offset taxable income of Harbor, Harbor is required to pay RUSHI for the benefit of those losses when the member who contributed such losses could have utilized them for their own benefit. Conversely, if Harbor generates taxable losses that reduce the taxable income of the consolidated group, it can reduce its future payments to RUSHI to the extent those losses could have been utilized to offset future taxable income of Harbor. The provision for income taxes of the Company was determined based on its contribution to taxable income or loss of RUSHI.

State income tax returns are filed by the Company on a stand-alone basis.

For financial reporting purposes, the Company calculates its income tax provision on a stand-alone basis consistent with the terms of the tax-sharing agreement. Deferred income taxes are determined based on temporary differences between the financial reporting and tax basis of assets and liabilities and are measured using the tax rates and laws that are expected to be in effect when the differences are expected to reverse.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management of the Company to make estimates and assumptions that affect certain amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates, at which time the Company would revise its estimates accordingly.

2. Related Parties

At December 31, 2009, cash and cash equivalents included approximately $5,567,000 invested in the Harbor Money Market Fund for which Harbor is the investment adviser.

The Company has entered into an expense-sharing agreement with Harbor. The agreement calls for the Company to pay direct expenditures (regulatory filing fees, professional fees, insurance, memberships, etc.) related to the Company. Operating expenditures (postage, telephone, photocopy, salaries of Harbor employees who at any time perform work for the Company, etc.) of the Company are paid by Harbor. Harbor is liable for all such expense amounts paid for by Harbor, and such expenses will not be apportioned back to the Company at any time. Operating expenditures paid and recognized by Harbor on behalf of the Company totaled approximately $7,717,000 for the year ended December 31, 2009. Such expenses are not reflected in the accompanying financial statements.

The Company has recorded a current tax liability of approximately $588,000 and $410,000 as of December 31, 2009 and 2008, respectively, payable to RUSHI under the terms of its tax-sharing agreement.

In December 2009, Harbor made a $500,000 capital contribution to the Company, which was recorded as additional paid-in capital.

3. Net Capital Requirements

The Company is subject to the net capital rules of the SEC and the states in which it conducts business. These rules prohibit a broker-dealer from engaging in any securities transaction at a time when its "aggregate indebtedness" exceeds 15 times its "net capital," as those terms are defined by the rules. At December 31, 2009, under the most restrictive of these rules, the Company's minimum required net capital was approximately $181,000 resulting in the Company having excess net capital of approximately $2,583,000. At December 31, 2009, the Company's ratio of aggregate indebtedness to net capital was 0.98 to 1.

Dividend payments and other equity withdrawals may be subject to certain notification and other provisions of the SEC net capital rules.

4. Income Taxes

The difference between the provision for income taxes for the year ended December 31, 2009, and the amount computed at the federal statutory rate primarily relates to state and local income taxes (net of federal benefit). The deferred tax asset of $22,500 primarily relates to accrued professional fees. The Company's policy is to accrue interest and penalties related to unrecognized tax benefits in its provision for income taxes. No interest or penalties are included in the financial statements as of and for the year ended December 31, 2009. The Company is no longer subject to examinations by U.S. Federal or state tax authorities for years prior to 2006.

In accordance with provisions set forth in FASB ASC 740, *Income Taxes*, the Company has reviewed the tax positions for all open tax years and concluded that adoption had no effect on the Company's financial position or results of operations. It is reasonably possible that the amount of unrecognized tax benefits could change within the next 12 months. The Company believes that the amount of any change would not be significant.

5. Subsequent Events

In accordance with the provisions set forth in FASB ASC 855, *Subsequent Events*, the Company has evaluated subsequent events through February 16, 2010, the date the financial statements were available to be issued. The Company has determined that there are no material events that would require disclosure in the financial statements at December 31, 2009.

Other Financial Information

Harbor Funds Distributors, Inc.

December 31, 2009

Computation of Net Capital

1.	Total ownership equity from statement of financial condition		4,406,904 [3480]
2.	Deduct ownership equity not allowable for net capital		[3490]
3.	Total ownership equity qualified for net capital		4,406,904 [3500]
4.	Add:		
A.	**Liabilities subordinated to claims of general creditors allowable in computation of net capital**		[3520]
B.	**Other (deductions) or allowable credits (list)**		[3525]
5.	Total capital and allowable subordinated liabilities		4,406,904 [3530]
6.	Deductions and/or charges:		
A.	**Total nonallowable assets from statement of financial condition (Notes B and C)**	1,531,051[(A)] [3540]	
B.	**Secured demand note deficiency**	[3590]	
C.	**Commodity futures contracts and spot commodities – proprietary capital charges**	[3600]	
D.	**Other deductions and/or charges**	[3610]	(1,531,051) [3620]
7.	Other additions and/or credits (list)		[3630]

(A) Nonallowable assets:

Accounts receivable	$ 1,353,427
State income tax receivable	23,223
Prepaid expenses and other assets	131,901
Deferred tax asset	22,500
	$ 1,531,051

Harbor Funds Distributors, Inc.

December 31, 2009

Computation of Net Capital (continued)

8.	Net capital before haircuts on securities positions		2,875,853 [3640]
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):		
A.	**Contractual securities commitments**	[3660]	
B.	**Subordinated securities borrowings**	[3670]	
C.	**Trading and investment securities:**		
1.	**Exempted securities**	[3735]	
2.	**Debt securities**	[3733]	
3.	**Options**	[3730]	
4.	**Other securities**	[3734]	
D.	**Undue concentration**	[3650]	
E.	**Other (list)**		
	2% on money market funds [3736A]	111,337 [3736B]	(111,337) [3740]
10.	Net capital		2,764,516 [3750]

Harbor Funds Distributors, Inc.

December 31, 2009

Computation of Basic Net Capital Requirement

Part A

11.	Minimum net capital required (6-2/3% of line 19)		181,199 [3756]
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		25,000 [3758]
13.	Net capital requirement (greater of line 11 or 12)		181,199 [3760]
14.	Excess net capital (line 10 less 13)		2,583,317 [3770]
15.	Excess net capital at 1000% (line 10 less 10% of line 19)		2,492,718 [3780]

Computation of Aggregate Indebtedness

16.	Total A.I. liabilities from statement of financial condition (total liabilities)		2,717,981 [3790]
17.	Add:		
A.	**Drafts for immediate credit**	[3800]	
B.	**Market value of securities borrowed for which no equivalent value is paid or credited**	[3810]	
C.	**Other unrecorded amounts (list)**		[3830]
19.	Total aggregate indebtedness		2,717,981 [3840]
20.	Percentage of aggregate indebtedness to net capital (line 19/line 10)	%	98.32 [3850]
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	%	0 [3860]

There are no material differences between the computation of net capital included in this report and the computation included in the Company's unaudited FOCUS filing as of December 31, 2009.

Harbor Funds Distributors, Inc.

December 31, 2009

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A.(k)	**(1)—Limited business (mutual funds and/or variable annuities only)**	☒ [4550]
B.(k)	**(2)(i)—"Special Account for the Exclusive Benefit of customers" maintained**	☐ [4560]
C.(k)	**(2)(ii)—All customer transactions cleared through another broker-dealer on a fully disclosed basis.**	☐ [4570]
D.(k)	**(3)—Exempted by order of the Commission**	☐ [4580]

Supplementary Report

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

The Board of Directors and Stockholder
Harbor Funds Distributors, Inc.

In planning and performing our audit of the financial statements of Harbor Funds Distributors, Inc. (the Company), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency or combination of deficiencies in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency or combination of deficiencies in internal control such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

Chicago, Illinois
February 16, 2010

FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION

Harbor Funds Distributors, Inc.
Year Ended December 31, 2009
With Reports of Independent Registered Public Accounting Firm

Ernst & Young LLP

ERNST & YOUNG